Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Hughes Supply’s ratio of earnings to fixed charges for each of the periods indicated is as follows (dollars in millions):

	Fiscal Years Ended
	January 31, 2005	January 30, 2004	January 31, 2003	January 25, 2002	January 26, 2001
Income before income taxes	$198.3	$94.5	$98.2	$74.7	$80.7
Less: (Income)/loss of equity investees	—	—	(0.4)	(0.4)	2.8

	$198.3	$94.5	$97.8	$74.3	$83.5

Add: Interest expense and amortization of debt issuance costs	30.6	34.6	30.3	35.9	43.3
Interest portion of rental expense	23.9	19.1	17.2	17.2	17.0
Distributed income of equity investees	—	—	2.0	0.2	0.5

Total earnings	$252.8	$148.2	$147.3	$127.6	$144.3

Fixed charges
Interest expense and amortization of debt issuance costs	$30.6	$34.6	$30.3	$35.9	$43.3
Capitalized interest	—	0.6	0.4	0.3	0.5
Interest portion of rental expense	23.9	19.1	17.2	17.2	17.0

Total fixed charges	$54.5	$54.3	$47.9	$53.4	$60.8

Ratio of earnings to fixed charges	4.6	2.7	3.1	2.4	2.4